STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038

December 19, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ned Rubenstein

Re:	The Dreyfus Socially Responsible Growth Fund, Inc. (File No. 811-07044)
Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:
On behalf of The Dreyfus Socially Responsible Growth Fund, Inc. (the "Fund"), on or about December 21, 2016, we plan to file with the Securities and Exchange Commission (the "Commission") definitive proxy materials relating to a special meeting of shareholders of the Fund to be held on March 9, 2017, together with a form of proxy card.  The meeting is being called for the purpose of asking shareholders to vote on (1) certain matters in connection with the implementation of proposed changes to the Fund's investment strategy, including removing the current fundamental social investment policy and related fundamental social considerations and changing the fundamental investment objective of the Fund, (2) the engagement of a sub-adviser for the Fund, (3) a "manager of managers" arrangement for the Fund and (4) changes to certain of the fundamental investment restrictions of the Fund in connection with the modernization of those policies.
Policyowners of record as of the close of business on January 4, 2017 may instruct their insurance company as to the manner in which the Fund shares held by their Policies should be voted at the meeting.  It is intended that the proxy materials and voting instruction forms will be mailed to Policyowners on or about January 20, 2017.
The definitive proxy materials will be marked to show changes made primarily in response to comments of the staff (the "Staff") of the Commission with respect to the preliminary proxy materials that were provided to the undersigned by Ned Rubenstein of the Staff telephonically on December 9, 2016.
For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the proxy materials.  We have considered comments made by the Staff with respect to one section of the proxy materials as applicable to similar disclosure elsewhere in the proxy materials.
General
1.
Staff Comment:  The Staff understands that shareholders of The Dreyfus Third Century Fund, Inc. ("Dreyfus Third Century Fund") will be asked to approve substantially similar proposals.  Please apply any Staff comments given with respect to the preliminary proxy materials for Dreyfus Third Century Fund to the Fund's proxy materials, and vice versa, to the extent applicable.

Response: We have applied Staff comments given with respect to the preliminary proxy materials for Dreyfus Third Century Fund to the Fund's proxy materials, and vice versa, to the extent applicable.

Shareholder Letter
2.
Staff Comment:  Currently, the Fund seeks to provide capital growth, with current income as a secondary goal.  The Fund is seeking shareholder approval to change the Fund's investment objective to seeking long-term capital appreciation.  Please supplementally explain the difference between long-term capital appreciation and capital growth, and consider whether the difference is obvious to an investor or if you should explain the difference in the proxy materials.

Response: The following disclosure has been added to the description of the proposal:

[T]he Fund's proposed investment strategy seeks to invest in companies that are "sustainable," in both an economic sense (i.e., good products and strong management and strategic direction) and that take appropriate account of material externalities caused by or affecting their business, which Newton believes will benefit from long-term trends.  Therefore, the addition of "long-term" to the Fund's proposed investment objective is appropriate.  "Appreciation" and "growth" are interchangeable terms.

Notice
3.
Staff Comment:  Please note that the notice for Dreyfus Third Century Fund did not have the proposal sub-headings (e.g., A through J for Proposal 4) contained in the notice for the Fund.  Consider conforming the two notices.

Response: Please note that the proposal sub-headings are included in the notices in both sets of proxy materials.

4.
Staff Comment:  The last paragraph of the notice states:  "This Notice of Special Meeting of Shareholders and the accompanying proxy statement and voting instruction form are being delivered to Policyowners of record at the close of business on January 4, 2017 so that they may instruct their insurance company as to the manner in which the Fund shares held by their Policies should be voted at the meeting."  Please revise this sentence to state that Policyholders of record "as of" the close of business on January 4, 2017 will be entitled to instruct their insurance company as to the manner in which the Fund shares held by their Policies should be voted to clarify that the date describes the record date rather than when the proxy materials will be delivered.

Response: The requested revision has been made.

Proxy Statement
5.
Staff Comment:  The first sentence of the third paragraph states:  "Shareholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held."  Consider whether the Fund intends to refer to Shareholders (i.e., the insurance companies) or Policyowners in this sentence and clarify if necessary.  Please consider this comment throughout the proxy materials (e.g., the next sentence).

Response: In the referenced sentence and the following sentence, the use of "shareholders" is correct, as it is the insurance companies that are the holders of, and actually vote, Fund shares. While we could clarify each of such references with additional, parallel references to Policyowners and their instruction of the Participating Insurance Companies in the voting process, we believe that such additional language would be overly complicated and potentially confusing and not consistent with plain English requirements. We have reviewed the proxy materials for the appropriateness of references to shareholders and Policyowners and made any appropriate revisions.

6.
Staff Comment:  The first sentence of the fourth paragraph states:  "Participating Insurance Companies will vote by proxy . . . Fund shares held in the separate account representing charges imposed by the relevant Participating Insurance Company against the separate account in the same proportions as the voting instructions received from Policyowners."  Please clarify what this means.

Response: The referenced disclosure has been revised as follows: "Participating Insurance Companies will vote by proxy . . . Fund shares held in the separate account representing charges against the separate account (i.e., shares attributable to earned fees and charges imposed by the Participating Insurance Companies that have not yet been withdrawn from the separate account but are not associated with the account of a particular Policyowner) in the same proportions as the voting instructions received from Policyowners."

7.
Staff Comment:  The last sentence of the sixth paragraph states:  "Copies of the Fund's most recent Annual and Semi-Annual Reports are available upon request, without charge, by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visiting www.dreyfus.com or calling toll-free 1-800-DREYFUS."  Please note that the proxy materials for Dreyfus Third Century Fund only referred to the Annual Report.

Response: Item 22 of Schedule 14A requires the Fund to furnish to shareholders, upon request, a copy of the annual report and the most recent semi-annual report succeeding the annual report, if any. However, the most recent semi-annual report succeeding the annual report for Dreyfus Third Century Fund will not be available by the mailing date of the proxy materials. Therefore, we do not believe any additional disclosure is necessary.

8.
Staff Comment:  The proxy materials state that the proxy statement and copies of the Fund's most recent annual and semi-annual reports to shareholders are available at www.dreyfus.com/proxyinfo.  Please note that insurance companies cannot use notice and access proxy delivery.  Please confirm the disclosure is merely stating where materials are available electronically.

Response: The disclosure is merely stating where materials are available electronically.

Proposal 1—Introduction
9.
Staff Comment:  Item 20 of Schedule 14A requires that the reason for each proposal be given.  In this proposal and others, the reason for the proposed change is not described.  Please disclose the purpose for each proposal.

Response: The requested revisions have been made.

10.
Staff Comment:  Item 20 also requires disclosure of any conflicts of interest.  Please revise the disclosure as appropriate.

Response: We have been advised by Fund management that they do not believe that any identifiable conflicts of interest are presented by Proposal 1. As a result, no such disclosure is included.

11.
Staff Comment:  Item 20 also requires disclosure of the board considerations of each proposal, including any considerations adverse to each proposal.  The Board considerations section does not adequately capture board considerations for each proposal.  Please revise the disclosure as appropriate.

Response: The requested revisions have been made.

12.
Staff Comment:  The third sentence of the first paragraph states:  "Under the proposed investment strategy, the Fund normally would invest in companies that, in the opinion of Newton, demonstrate attractive investment attributes and sustainable business practices and have no material unresolvable ESG issues."  As the Fund's new name contains the word "sustainable," the Fund must describe the criteria used in assessing what issuers have strong ESG values (e.g., by reference to an index, third party ratings, screens or factors).  The Fund may not simply state that investors must rely on the adviser's judgment, without more, because the adviser's process is proprietary.  The current disclosure and factors described are not sufficient and do not contain enough information for investors.

Response: The following disclosure has been added to the description of the Fund's proposed investment strategy:

When determining whether a company engages in "sustainable business practices," Newton considers whether the company (i) engages in such practices in an economic sense (i.e., the durability of the company's strategy, operations and finances), and (ii) takes appropriate account of material externalities caused by or affecting its business, as determined through Newton's ESG quality review described below, which may include assessment of a company's environmental, social and/or governance practices.  In addition, Newton may invest in companies where it believes it can promote sustainable business practices through ongoing company engagement and active proxy voting, as described below.
In addition, please note current disclosure stating that:
Newton assigns an ESG quality review rating to a company based on a proprietary quality review that may include:
•
Environmental analysis, which includes an assessment of material environmental issues, such as carbon emissions, water management, energy sources and uses, hazardous materials, environmental benefits, natural resources, biodiversity, land rehabilitation and the risks presented by physical threats such as extreme weather events.

•
Social analysis, which includes an assessment of material social issues, such as human rights, human capital management, diversity and inclusion, supply chain management, labor standards, health and safety, business ethics, including consumer protection, and avoidance of corruption in all forms, including extortion and bribery.

•
Governance analysis, which includes an assessment of corporate governance structures and processes and takes into account the particular company circumstances and regulatory restrictions, guidelines and established best practices with respect to board structure, including the balance between executive and independent board representation, succession planning, capital structure, remuneration, risk management, internal controls, shareholder rights, ownership structure and transparency.

13.
Staff Comment:  The third sentence of the first paragraph states:  "Under the proposed investment strategy, the Fund normally would invest in companies that, in the opinion of Newton, demonstrate attractive investment attributes and sustainable business practices and have no material unresolvable ESG issues."  Please include additional explanation of what a "sustainable business practice" is.

Response: The following disclosure has been added to the proxy statement: "Newton considers a company to engage in "sustainable business practices" if the company engages in such practices in an economic sense (i.e., the durability of the company's strategy, operations and finances), and takes appropriate account of material externalities caused by or affecting its business."

Proposal 1—The Fund's Proposed Investment Strategy and Portfolio Management
14.
Staff Comment:  Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, an investment company is required to invest at least 80% of its assets in the type of investment suggested by its name ("80% policy").  It is the Staff's position that this name triggers Rule 35d-1 under the Investment Company Act of 1940, as amended, and that at least 80% of the Fund's net assets will need to be invested in equity of U.S. companies that are "sustainable."  However, the Fund's proposed 80% policy only relates to equity securities of U.S. companies.  Please revise the Fund's 80% policy and add more disclosure regarding what it means to be "sustainable" and companies that are sustainable by this criteria.

Response: The 80% policy has been revised as follows: "To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities (or derivative instruments with similar economic characteristics) of U.S. companies that demonstrate attractive investment attributes and sustainable business practices and have no material unresolvable environmental, social or governance (ESG) issues." Regarding the meaning of "sustainable" and companies that are sustainable by this criteria, please see the responses to Staff Comments Nos. 12 and 13.

15.
Staff Comment:  The Fund's current 80% policy states:  "The Fund normally will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities (or derivatives or other strategic instruments with similar economic characteristics) of U.S. companies.  Please clarify in the proxy materials what "other strategic instruments" are.

Response: We have deleted the phrase "other strategic instruments."

16.
Staff Comment:  Since derivatives and "other strategic instruments" are included in the Fund's 80% policy, please note that the Fund's revised prospectus should indicate how the Fund values these instruments for this purpose.

Response: The requested disclosure will be included in the Fund's revised prospectus.

17.
Staff Comment:  Please review and revise the second paragraph to give meaningful disclosure in plain English to investors with specifics rather than generalities.  Currently, this paragraph only says that the Fund cannot describe what the portfolio managers' method is because it is proprietary.  Additionally, the second sentence states:  "Newton uses a series of investment themes, which are designed to define the wider social, financial and political environment as a framework for understanding events, trends and competitive pressures worldwide."  Consider revising this sentence in plain English to give meaning to an investor; it currently is not specific enough to be meaningful to an investor.

Response: The referenced paragraph has been revised as follows:

Newton seeks attractively-priced companies with good products, strong management and strategic direction that have adopted, or are making progress towards, a sustainable business approach.  These are companies that Newton believes should benefit from favorable long-term trends.  Newton will use an investment process that combines investment themes with fundamental research and analysis to select stocks for the Fund's portfolio.
Investment Themes.  Part of Newton's investment philosophy is the belief that no company, market or economy can be considered in isolation; each must be understood within a broader context.  Therefore, Newton's global industry analysts and Responsible Investment team begin their process by considering the context provided by a series of macroeconomic investment themes, which are designed to define the broader social, financial and political environment as a framework for understanding events, trends and competitive pressures worldwide.
Fundamental Research and Analysis.  Newton next conducts rigorous fundamental analysis of the competitive position and valuation of potential investments, systematically integrating the consideration of ESG issues through its proprietary ESG quality review, which is designed to ensure that Newton appropriately accounts for any material ESG issues of the company in determining the potential investment's valuation.
Please also note that many factors considered by Newton as part of its ESG quality review process are described in the proxy statement.  Please see the response to Staff Comment No. 12.
18.
Staff Comment:  The second paragraph begins:  "Newton will employ a fundamental bottom-up investment process to select stocks for the Fund's portfolio."  Please provide disclosure about what "bottom-up" investing is (i.e., one that focuses on specific stocks and de-emphasizes the significance of economic and market cycles and doesn't look at industries and the economy as a whole).  Please note that the paragraph goes on to state:  "The core of Newton's investment philosophy is the belief that no company, market or economy can be considered in isolation; each must be understood within a wider context."  Consider whether this disclosure is consistent with a bottom-up investment approach.

Response: Please see the response to Staff Comment No. 17.

19.
Staff Comment:  The first sentence of the third paragraph states:  "Newton's systematically integrated ESG approach includes investment-led fundamental ESG research and analysis, controversy monitoring, company engagement and active proxy voting consistent with Newton's investment and engagement priorities."  Please revise to clarify what "investment-led fundamental ESG research and analysis" is.

Response: The referenced phrase has been deleted.

20.
Staff Comment:   The fourth paragraph states: "[T]he Fund will not purchase shares of a company whose primary business involves tobacco."  Please disclose how the investment adviser defines "primary business."  For example, Phillip Morris's parent company is Altria Group, Inc. ("Altria").  Altria has five lines of business, of which only two are tobacco (i.e., less than 50% of its business lines involve tobacco).  However, the two lines account for  more than 50% of net revenue.  Please confirm there are policies and procedures put objective parameters on tobacco investments.

Response: The referenced sentence has been deleted and replaced with the following: "The Fund will not purchase shares in a company that manufactures tobacco products."

21.
Staff Comment:  The second sentence of the sixth paragraph states:  "Although not a principal investment strategy, the Fund would be permitted to, but would not be required to, use derivatives or other strategic instruments, principally options, futures and options on futures (including those relating to stocks, indices and foreign currencies), and forward contracts, as a substitute for investing directly in an underlying asset or currency, to increase returns, to manage foreign currency risk, as part of a hedging strategy or for other purposes related to the management of the Fund."  Please disclose in plain English what a strategic instrument is.  Additionally, the examples of strategic instruments listed all are derivatives; please revise to clarify.

Response: We have deleted the phrase "other strategic instruments."

22.
Staff Comment: The first sentence of the seventh paragraph states: "In addition to the investment risks currently applicable to the Fund as described in the Fund's prospectus, as of the Effective Date, an investment in the Fund, as is currently the case, will be subject to the principal risk that the Fund's investment approach may cause it to perform differently than similar funds that do not have such an investment approach." Please clarify the meaning of "similar funds that do not have such an investment approach" both supplementally and in the disclosure

Response: The referenced sentence has been revised as follows: "In addition to the investment risks currently applicable to the Fund as described in the Fund's prospectus, as of the Effective Date, an investment in the Fund, as is currently the case, will be subject to the principal risk that the Fund's investment approach may cause it to perform differently than ~~similar~~ mutual funds that ~~do not have such an investment approach~~ invest in equity securities of U.S. companies, but which do not integrate considerations of ESG issues when selecting investments."
23.
Staff Comment:  The third sentence of the seventh paragraph states:  "The Fund will vote proxies in a manner that is consistent with its investment approach, which may not always be consistent with maximizing the performance of the issuer in the short-term."  Please change "issuer" to "Fund," or respond supplementally that the disclosure should remain the same.

Response: The disclosure is correct as is and refers to the issuer whose proxy the Fund is voting, not the Fund.

Proposal 1—Implementation of the Fund's Proposed Investment Strategy
24.
Staff Comment:  The sixth sentence of the first paragraph states:  "Since the Fund's shareholders are the Participating Insurance Companies and their separate accounts, the tax impact of the sale of such portfolio securities will depend on the tax status of the Participating Insurance Company."  Please revise to clearly state that the sale of securities required to implement the new strategy will not result in Policyholders paying any of the transaction costs or have any tax impact on Policyholders.

Response: The following disclosure has been added following the referenced sentence: "However, the sale of securities required to implement the new strategy is not expected to have any adverse tax impact on Policyowners, although transaction costs borne by the Fund may lower the Fund's performance."

Proposal 1.B.—Proposed Sub-Investment Advisory Agreement with Newton
25.
Staff Comment:  The description of the material terms of the Sub-Advisory Agreement is currently qualified by reference to the form of the Sub-Advisory Agreement contained in Exhibit A.  Please note that all material terms of the Sub-Advisory Agreement must be summarized adequately in the proxy materials.  Please delete the statement containing the qualification.  Policyholders can be referred to the agreement for more information.

Response: We believe that all material terms of the Sub-Advisory Agreement are adequately summarized. The qualifying sentence has been deleted and the following sentence has been added: "Please refer to the form of the Newton Sub-Advisory Agreement contained in Exhibit A to this Proxy Statement for further information."

26.
Staff Comment:  Please clarify whether the Fund is seeking shareholder approval of both the existing manager of managers order and the order the Fund has applied for (the "Pending Order").

Response: The Fund is seeking shareholder approval for both the existing manager of managers order and the Pending Order. We have separated the two proposals in the definitive proxy statement and accompanying proxy card.

27.
Staff Comment:  Please note that, with respect to the Pending Order, the Fund would need to seek shareholder approval again if the order, when issued, differs materially from its description in the proxy.

Response: Should the Pending Order be issued and differ materially from its description in the proxy, the Fund will not rely on the Pending Order until it is approved by shareholders.

Proposal 4—Introduction
28.
Staff Comment:  The second sentence of the third paragraph states that the proposed changes to the Fund's fundamental policies include "changing the Fund's non-fundamental investment restriction regarding pledging assets to provide an exception related to effecting short sales of securities."  Please clarify whether this change is to allow the fund to engage in short selling.  If so state that.

Response: The following disclosure has been added at the end of the referenced paragraph: "For example, while certain of the proposals would permit the Fund to engage in or facilitate short sales without an additional shareholder vote, the Fund has no current intention of engaging in short sales."

Proposal 4.B.
29.
Staff Comment:  The first sentence of the second paragraph states:  "The Board recommends that Fund shareholders approve changing the Fund's fundamental investment restriction stated above to better align such investment restriction with those of other funds in the Dreyfus Family of Funds."  Why is this relevant (e.g., to make it easier for portfolio managers who are managing multiple funds)?  If this is the reason, please state so.

Response: The following disclosure has been added. "Consistency in investment restrictions among the Fund and other funds in the Dreyfus Family of Funds, when appropriate, simplifies the investment process for investment personnel managing similar funds and also simplifies the compliance monitoring process for compliance personnel and relevant systems."

Proposal 4.C.
30.
Staff Comment:  The Proxy Statement states that "the proposed change to the Fund's fundamental investment restriction regarding industry concentration would clarify that  . . . securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this fundamental investment restriction."  Please clarify that all the sovereign debt of a single country would be considered investments in a single industry.[1]

Response: The requested revision has been made.

1    See January 3, 1991 Dear Registrant Letter (foreign government securities may not be excluded from a fund's concentration policy).
Additional Information—Service Providers
31.
Staff Comment:  Please disclose the name and address of the fund's administrator per item 22(a)(3)(i).

Response: Please note that The Dreyfus Corporation, the Fund's investment adviser, provides administrative services to the Fund pursuant to the Fund's Management Agreement. Therefore, no additional disclosure is necessary.

Additional Information—Certain Beneficial Ownership
32.	Staff Comment: Please state that both classes have the same voting rights. Response: The requested revision has been made.
33.
Staff Comment:  The last sentence of the last paragraph states:  "As a result of the Proportionate Voting Policy, the voting of a small number of Policyowners may determine whether a Proposal is approved."  Please revise to state that a small number of Policyowners could determine whether a proposal is approved.

Response: The requested revision has been made.

We hope the Staff finds the revisions in the proxy materials responsive to the Staff's comments.
Please telephone the undersigned at 212.806.6658, or David Stephens of this office at 212.806.6138, if you have any questions or comments.
Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc: David Stephens